SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

Exemption No. 82-5129

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b)
the Securities Exchange Act of 1934

Report on Disclosure of Information of SEKISUI HOUSE, LTD.

SEKISUI HOUSE, LTD.
(Translation of registrant's name into English)

Tower East Umeda Sky Building
1-88 Oyodonaka 1-chome, Kita-ku, Osaka 531-0076, Japan
(Address of principal executive offices)

URL:http://www.sekisuihouse.co.jp/ Telephone:81-6-6440-3111 Fax:81-6-6440-3331

SEKISUI HOUSE

June 2, 2006

Consolidated First-Quarter Earnings Report
February 1, 2006 – April 30, 2006

Sekisui House, Ltd.
Stock code: 1928 Telephone: +81 6 6440 3111
http://www.sekisuihouse.co.jp/
President & Representative Director: Isami Wada
Inquiries: Executive Officer, Head of Corporate Communications Department: Hidehiro Yamaguchi

1. Matters Pertaining to Preparation of First-Quarter Operating Results

(a)Adoption of simplified accounting method: Yes
A simplified accounting method is applied to income taxes, allowances and reserves.

(b)Change in accounting policies from the previous consolidated financial statements: Yes
Accounting for unrecognized pension assets related to retirement benefits
Partial Revision of Accounting Standards for Retirement Benefits (Accounting Standards No. 3) and the Implementation Guidance for Partial Revision of Accounting Standard for Retirement Benefits (Accounting Standards Implementation Guidance No. 7) have been adopted from the first quarter of fiscal 2006.

(c)Change to the scope of consolidation and application of the equity method: No

2. First-Quarter Operating Results for Fiscal 2006 (Feb.1, 2006 to Apr. 30, 2006)

(1) Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net Sales		Operating income		Recurring income		Net income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
FY2006 First Quarter	291,017	2.2	366	47.3	936	473.0	28	(80.1)
FY2005 First Quarter	284,757	7.1	248	-	163	-	143	-
FY2005	1,501,857		79,980		81,699		43,029	

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2006 First Quarter	0.04	-
FY2005 First Quarter	0.21	-
FY2005	62.94	-

[Qualitative information on the progress of consolidated performance]

During the three months ended April 30, 2006, the Japanese economy was on a moderate path to recovery, with private capital expenditures and the employment environment continuing to improve on the back of brisk corporate profits. However, some uncertainties concerning the future course of business still remained, due to the rising prices of oil and other raw materials, as well as concerns regarding an increase in long-term interest rates.

In the housing market, built-for-sale units moved relatively well, primarily among first-time buyers, as the bottoming-out of land prices became clearer in metropolitan areas and interest rates remained low. Nevertheless, demand from owner-occupiers stayed sluggish as second-time buyers, who account for the majority of secondary acquisitions for rebuilding, were not confident enough to invest in their housing.

Against this backdrop, the Company focused its efforts on enhancing its marketing expertise. Net sales grew year-on-year by 2.2% to 291,017 million yen, recurring income totaled at 936 million yen, and net income for the first quarter at 28 million yen. Consolidated orders reached 388,725 million yen.

(2)Consolidated Financial Position

	Total asset	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	yen
FY2006 First Quarter	1,159,867	744,205	64.2	1,049.50
FY2005 First Quarter	1,060,896	635,584	59.9	953.77
FY2005	1,098,203	685,762	62.4	1,028.46

Consolidated Cash Flows

	Net cash provided by operating activities	Net cash used in investing activities	Net cash used in financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
FY2006 First Quarter	1,369	(3,170)	58,020	151,232
FY2005 First Quarter	(66,910)	45,064	(50,574)	107,255
FY2005	(5,756)	12,259	(91,200)	94,979

[Qualitative information on the changes in the consolidated financial position]

Inventories increased due to the aggressive procurement of land for sale, in response to the expanding real estate business. Current assets grew by 8.6% as cash and deposits increased substantially, thanks to the sale of our treasury stock for financing investments in real estate development. Current liabilities increased by 1.3%, primarily due to an increase in advances received on construction work in progress as orders continued to grow. Shareholders' equity grew by 8.5%, owing to the sale of 43,000,000 treasury shares and the resulting substantial increase in capital surplus. Consequently, the equity ratio advanced by 1.8 percentage points, thereby placing our finances on secure footing.

3. Consolidated Results Forecast for the Year ending January 31, 2007 (Feb.1, 2006 to Jan. 31, 2007)

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share (yen)
Interim	764,000	37,500	20,000	-
Full year	1,610,000	95,000	52,000	73.33

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.
No revisions have been made to initial interim and full-year forecasts announced on March 1, 2006.

SEKISUI HOUSE

Non-Consolidated First-Quarter Earnings Report
February 1, 2006 – April 30, 2006

1. First-Quarter Operating Results for Fiscal 2006 (Feb.1, 2006 to Apr. 30, 2006)

(1)Non-Consolidated Business Results

*Please note that numbers less than a million yen are rounded down.

	Net Sales		Operating income		Recurring income		Net income	
	Millions of yen	%	*Millions of yen*	%	*Millions of yen*	%	*Millions of yen*	%
FY2006 First Quarter	197,125	(0.8)	(6,052)	-	(3,063)	-	(1,149)	-
FY2005 First Quarter	198,766	2.1	(4,472)	-	(2,687)	-	(1,177)	-
FY2005	1,145,540		59,864		63,146		33,003	

(Note) Percentages indicate year-on-year changes.

	Net income per share	Fully diluted net income per share
	yen	*yen*
FY2006 First Quarter	(1.67)	-
FY2005 First Quarter	(1.71)	-
FY2005	48.76	-

(2)Non-Consolidated Financial Position

	Total asset	Shareholders' equity	Equity ratio	Shareholders' equity per share
	Millions of yen	*Millions of yen*	%	*yen*
FY2006 First Quarter	1,039,833	692,798	66.6	976.84
FY2005 First Quarter	935,220	593,906	63.5	891.06
FY2005	976,952	635,074	65.0	952.92

2. Non-Consolidated Results Forecast for the Year ending January 31, 2007 (Feb.1, 2006 to Jan. 31, 2007)

	Millions of yen			
	Net sales	Recurring income	Net income	Net income per share (yen)
Interim	580,000	30,000	17,500	-
Full year	1,245,000	77,000	43,500	61.33

*Forecasts are based on information available to management at the time of this announcement. A number of uncertainties may cause actual results to differ materially from forecast.

No revisions have been made to initial interim and full-year forecasts announced on March 1, 2006.

CONSOLIDATED BALANCE SHEETS

As of April 30, 2006, 2005 and January 31, 2006

Millions of yen

	FY2006 1st Quarter	FY2005	Difference	%	FY2005 1st Quarter
Assets	**1,159,867**	**1,098,203**	**61,664**	**5.6**	**1,060,896**
Current assets	**774,199**	**712,752**	**61,447**	**8.6**	**706,498**
Cash and deposits	151,832	95,579			106,555
Notes and accounts receivable	30,291	96,610			37,267
Marketable securities	216	216			1,539
Inventories	505,834	436,609			450,159
Deferred income taxes	61,928	59,242			87,304
Other current assets	25,784	26,255			25,304
Less allowance for doubtful accounts	(1,688)	(1,762)			(1,633)
Fixed assets	**385,667**	**385,451**	**216**	**0.1**	**354,398**
Tangible fixed assets	**201,796**	**202,131**	**(335)**	**(0.2)**	**184,838**
Buildings and structures	92,914	91,933			87,377
Machinery and vehicles	12,426	12,495			11,775
Tools and equipment	5,866	5,953			5,259
Land	88,168	87,925			77,297
Construction in progress	2,420	3,823			3,128
Intangible fixed assets	**6,598**	**5,973**	**625**	**10.5**	**5,966**
Industrial property rights	52	54			23
Lease rights	2,011	2,011			2,011
Software	3,622	3,001			3,035
Utility rights	42	36			29
Telephone subscription rights	869	869			867
Investments and other assets	**177,272**	**177,345**	**(73)**	**(0.0)**	**163,593**
Investment in securities	102,607	100,895			77,101
Long-term loans receivable	36,737	37,985			43,065
Deferred income taxes	2,725	3,054			9,268
Other investments and other assets	36,617	36,824			35,562
Less allowance for doubtful accounts	(1,415)	(1,414)			(1,404)
Total Assets	**1,159,867**	**1,098,203**	**61,664**	**5.6**	**1,060,896**

As of April 30, 2006, 2005 and January 31, 2005

	Millions of yen				
	FY2006 1st Quarter	FY2005	Difference	%	FY2005 1st Quarter
Liabilities	**415,404**	**412,168**	**3,236**	**0.8**	**429,835**
Current liabilities	**331,011**	**326,864**	**4,147**	**1.3**	**334,618**
Notes and accounts payable	147,850	166,388			135,405
Short-term notes	-	-			15,000
Current portion of long-term debt and notes	-	-			20,000
Accrued income taxes	3,138	7,206			3,203
Advances received	111,812	86,174			99,027
Reserve for bonuses	17,316	18,000			16,575
Reserve for warranty on completed works	2,691	2,611			1,802
Other current liabilities	48,203	46,482			43,604
Long term liabilities	**84,393**	**85,304**	**(911)**	**(1.1)**	**95,217**
Long-term debt	-	-			8,245
Deposits and guarantees	53,566	53,063			56,587
Deferred tax liability	3,283	2,256			-
Accrued retirement benefits	24,689	26,143			26,396
Reserve for retirement benefits for retiring directors, executive officers and corporate auditors	867	1,803			1,490
Reserve for Japan Expo Expenses	-	-			186
Consolidated adjustment account	147	185			300
Other long term liabilities	1,838	1,851			2,009
Minority interests	**257**	**271**	**(14)**	**(5.4)**	**(4,523)**
Shareholders' equity	**744,205**	**685,762**	**58,443**	**8.5**	**635,584**
Paid-in capital	186,554	186,554			186,554
Capital surplus	254,130	237,522			237,522
Retained earnings	278,295	285,574			248,203
Net unrealized holding gain (loss) on securities	25,535	24,530			10,702
Foreign currency translation adjustment	(6)	(40)			(41)
Less treasury stock, at cost	(303)	(48,379)			(47,356)
Liabilities, Minority Interests, and Shareholders' Equity	**1,159,867**	**1,098,203**	**61,664**	**5.6**	**1,060,896**

	Feb. 1, 2006 – Apr. 30, 2006	Feb. 1, 2005 – Apr. 30, 2005	Difference		Feb. 1, 2005 – Jan. 31, 2006
	Millions of yen	*Millions of yen*	*Millions of yen*	%	*Millions of yen*
Net sales	**291,017**	**284,757**	**6,260**	**2.2**	**1,501,857**
Cost of sales	238,792	233,435	5,357	2.3	1,213,190
Gross profit	52,225	51,321	904	1.8	288,666
Selling, general and administrative expenses	51,858	51,072	786	1.5	208,686
Operating income	**366**	**248**	**118**	**47.3**	**79,980**
Non-operating income	**1,133**	**989**	**144**	**14.5**	**5,566**
Interest received	276	297			2,223
Equity in earning of affiliates	48	-			183
Miscellaneous income	807	691			3,159
Non-operating loss	**563**	**1,074**	**(511)**	**(47.6)**	**3,846**
Interest expense	12	78			139
Equity in losses of affiliates	-	3			-
Miscellaneous expense	551	993			3,707
Recurring income	**936**	**163**	**773**	**473.0**	**81,699**
Extraordinary income	**95**	**396**	**(301)**	**(76.1)**	**5,937**
Extraordinary loss	**178**	**195**	**(17)**	**(8.8)**	**12,862**
Income before income taxes and minority interests	**852**	**364**	**488**	**134.0**	**74,774**
Income tax	825	223	602	269.7	31,562
Minority interests in earnings of subsidiaries	(1)	(2)	1	-	182
Net Income	**28**	**143**	**(115)**	**(80.1)**	**43,029**

CONSOLIDATED STATEMENT OF CASH FLOW

Millions of yen

	Feb.1, 2006 – Apr. 30, 2006	Feb. 1, 2005 – Apr. 30, 2005	Feb. 1, 2005 – Jan. 31, 2006
Cash flows from operating activities			
Income before income taxes and minority interests	852	364	74,774
Depreciation and amortization	2,795	2,482	11,117
Provision for retirement benefit	(1,454)	(499)	(752)
Interest and dividend income	(276)	(297)	(2,223)
Interest expense	12	78	139
Equity in losses (gains) of affiliates	(48)	3	(183)
Loss on revaluation of real estate held for sale	-	-	12,015
Loss on revaluation of securities	-	-	9
Decrease (increase) in note and accounts receivables	66,319	45,303	(14,040)
Increase in inventories and advance payments	(68,534)	(88,817)	(68,174)
Increase (decrease) in notes and accounts payable	(16,794)	(16,345)	12,493
Increase (decrease) in advances received	25,638	12,593	(260)
Other	(1,047)	(3,318)	(9,889)
Subtotal	**7,461**	**(48,454)**	**15,026**
Interest and dividends received	281	427	2,367
Interest paid	(12)	(88)	(244)
Income taxes paid	(6,360)	(18,795)	(22,905)
Net cash provided by operating activities	**1,369**	**(66,910)**	**(5,756)**
Cash flows from investing activities			
Purchases of marketable securities	-	(444)	(232)
Proceeds from sales of marketable securities	-	639	265
Purchases of property, plant and equipment	(4,350)	(3,976)	(47,141)
Proceeds from sales of property, plant and equipment	11	38	1,951
Purchase of investments in securities	(37)	(4,771)	(12,654)
Proceeds from sales of investments in securities	108	52,783	65,740
Payment for loans receivable	(259)	(550)	(1,483)
Settlement of loans receivable	1,488	1,444	7,456
Other	(130)	(99)	(1,642)
Net cash used in investing activities	**(3,170)**	**45,064**	**12,259**
Cash flows from financing activities			
Increase in issuance of short-term notes	-	15,000	-
Repayment of long-term debt	-	(1,180)	(1,552)
Repayment of notes	-	(10,000)	(30,000)
Cash dividend paid	(6,662)	(6,120)	(12,784)
Cash dividend paid for minority interests	(1)	(404)	(404)
Purchase of treasury stock	(113)	(47,875)	(46,599)
Proceeds from disposal of treasury stock and sale of shares	64,794	-	-
Other	3	6	141
Net cash used in financing activities	**58,020**	**(50,574)**	**(91,200)**
Effect of exchange rate changes on cash and cash equivalents	**33**	**(36)**	**(35)**
Net increase (decrease) in cash and cash equivalents	**56,253**	**(72,456)**	**(84,732)**
Cash and cash equivalents at beginning of year	**94,979**	**179,712**	**179,712**
Cash and cash equivalents at end of year	**151,232**	**107,255**	**94,979**

(Segmental information)

Four sections classify each business

FY2006 1st Qtr. (Feb. 1, 2006 – Apr. 30, 2006)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating income and loss							
Sales							
Sales to third parties	113,058	66,361	77,708	33,889	291,017	-	291,017
Inter-group sales and transfers	376	-	532	695	1,605	(1,605)	-
Total sales	113,435	66,361	78,241	34,585	292,622	(1,605)	291,017
Operating expenses	112,022	64,030	73,138	34,200	283,391	7,259	290,650
Operating income	1,412	2,330	5,102	384	9,230	(8,864)	366

FY2005 1st Qtr. (Feb. 1, 2005 – Apr. 30, 2005)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating income and loss							
Sales							
Sales to third parties	130,986	49,939	72,783	31,047	284,757	-	284,757
Inter-group sales and transfers	536	-	529	715	1,781	(1,781)	-
Total sales	131,522	49,939	73,313	31,763	286,539	(1,781)	284,757
Operating expenses	126,444	49,900	69,535	31,720	277,601	6,906	284,508
Operating income	5,077	39	3,777	42	8,937	(8,688)	248

FY2005 (Feb. 1, 2005 – Jan. 31, 2006)

Millions of yen

	Built to Order Housing	Real Estate for Sale	Real Estate for Leasing	Other Business	Total	Eliminations and Back Office	Consolidated
Sales & Operating income and loss							
Sales							
Sales to third parties	725,216	347,723	291,154	137,762	1,501,857	-	1,501,857
Inter-group sales and transfers	1,702	-	1,517	5,151	8,371	(8,371)	-
Total sales	726,919	347,723	292,672	142,913	1,510,228	(8,371)	1,501,857
Operating expenses	652,140	324,317	279,438	139,354	1,395,250	26,625	1,421,876
Operating income	74,779	23,406	13,233	3,558	114,978	(34,997)	79,980

[Notes]

1. Business classification

   The Company classifies its operations according to type and the nature of business based on the currently used sales categories.

2. Main details of each business segment:

   Built to Order Housing: Designing, constructing, and contracting for sale housing using the Company's prefabricated materials

   Real Estate for Sale: Selling houses and real estate and designing and constructing housing on estate land

   Real Estate for Leasing: Renting and managing properties

   Other Business: Designing, constructing, and contracting for leasing condominiums and commercial buildings and providing home remodeling, landscaping, and exterior construction

3. The main operating expenses that cannot be allocated within the eliminations and back office portion of operating expenses cover costs for the parent headquarters, administrative operations for branch office organizations, and research and development operations.

   FY2006 1st Qtr : 7,871 million yen FY2005 1st Qtr : 7,709 million yen FY2005 : 31,927 million yen

Segment Breakdown

Consolidated

	Feb.1, 2006 – Apr. 30, 2006		Feb.1, 2005 – Apr. 30, 2005		Feb.1, 2005 – Jan.31, 2006	
	Orders	Accumulated orders	Orders	Accumulated orders	Orders	Accumulated orders
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
Built to Order Housing	179,186	437,553	163,753	445,269	684,139	371,425
Real Estate for Sale	94,175	111,355	71,746	101,822	351,248	83,540
Real Estate for Leasing	77,708	-	72,783	-	291,154	-
Other Business	37,654	99,259	34,772	85,164	151,816	95,493
Total	388,725	648,168	343,056	632,257	1,478,359	550,459

Non-Consolidated

	Feb.1, 2006 – Apr. 30, 2006		Feb.1, 2005 – Apr. 30, 2005		Feb.1, 2005 – Jan.31, 2006	
	Orders	Accumulated orders	Orders	Accumulated orders	Orders	Accumulated orders
	Millions of yen	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*	*Millions of yen*
Built to Order Housing	177,594	438,653	162,482	446,047	678,060	372,550
Real Estate for Sale	89,185	105,742	68,875	97,319	333,371	78,068
Real Estate for Leasing	1,912	-	2,515	-	9,116	-
Other Business	22,765	93,144	21,270	78,082	103,127	92,587
Total	291,458	637,539	255,145	621,449	1,123,675	543,206

NON-CONSOLIDATED BALANCE SHEETS

As of April 30, 2005, 2006 and January 31, 2006

Millions of yen

	FY2006 1st Quarter	FY2005	Difference	%	FY2005 1st Quarter
Assets	**1,039,833**	**976,952**	**62,881**	**6.4**	**935,220**
Current assets	**680,709**	**618,305**	**62,404**	**10.1**	**595,000**
Cash and deposits	98,485	35,725			48,542
Notes receivable-trade	908	785			1,093
Accounts receivable-construction	20,603	88,565			30,113
Accounts receivable-real estate	4,433	3,634			1,402
Prepaid expenses for construction in progress	68,657	43,667			57,090
Buildings for sale	80,950	58,216			65,587
Land for sale	290,278	272,818			248,214
Land for sale in process	31,524	32,728			46,083
Other inventories	6,098	5,106			5,819
Advance payments	1,016	968			2,793
Prepaid expenses	4,996	4,426			4,218
Accounts receivable-other	13,228	16,468			13,273
Deferred income taxes	56,592	54,006			68,252
Other current assets	4,098	2,453			3,573
Less allowance for doubtful accounts	(1,160)	(1,268)			(1,058)
Fixed Assets	**359,123**	**358,647**	**476**	**0.1**	**340,219**
Tangible fixed assets	**159,293**	**159,612**	**(319)**	**(0.2)**	**143,222**
Buildings	64,040	64,696			59,824
Structures	4,377	4,450			4,206
Machinery and equipment	11,154	11,210			10,389
Vehicles and delivery equipment	162	167			159
Tools and equipment	4,466	4,526			3,832
Land	73,004	72,761			61,597
Constructions in progress	2,086	1,800			3,211
Intangible fixed assets	**4,631**	**3,988**	**643**	**16.1**	**3,929**
Industrial property rights	36	37			-
Lease rights	1,608	1,608			1,608
Software	2,275	1,629			1,614
Utility rights	25	26			23
Telephone subscription rights	686	686			683
Investments	**195,198**	**195,046**	**152**	**0.1**	**193,068**
Investment in securities	101,111	99,432			75,164
Investment in subsidiaries and partnership	39,893	39,891			39,710
Long-term loans receivable	50,707	52,173			72,177
Long-term prepaid expenses	805	800			813
Deposit and guaranty	12,393	12,359			12,474
Deferred income taxes	-	-			15,708
Other investments and other assets	5,315	5,407			3,983
Reserve for losses from investments in subsidiaries	(682)	(682)			(682)
Less allowance for doubtful accounts	(14,346)	(14,337)			(26,283)
Total	**1,039,833**	**976,952**	**62,881**	**6.4**	**935,220**

Millions of yen

	FY2006 1st Quarter	FY2005	Difference	%	FY2005 1st Quarter
Liabilities	**347,034**	**341,877**	**5,157**	**1.5**	**341,313**
Current Liabilities	**314,406**	**308,187**	**6,219**	**2.0**	**307,869**
Notes payable-trade	58,464	63,749			51,596
Accounts payable-trade	40,812	40,560			40,080
Accounts payable-construction	35,390	55,746			32,166
Short-term notes	-	-			15,000
Current portion of notes	-	-			20,000
Accounts payable-other	8,553	7,057			8,785
Accrued expenses	15,701	12,328			14,301
Corporate tax payable	335	1,200			508
Consumption tax payable	-	6,819			905
Advances received-construction	81,466	58,917			71,513
Advance received-other	6,456	4,556			5,851
Reserve for bonuses	13,006	13,902			12,560
Reserve for warranty on completed works	2,691	2,611			1,802
Other current liabilities	51,527	40,737			32,798
Long term liabilities	**32,627**	**33,690**	**(1,063)**	**(3.2)**	**33,443**
Deposits and guaranty received	6,303	6,302			8,918
Deferred tax liability	4,079	2,918			-
Accrued retirement benefits	22,245	23,600			23,582
Reserve for retirement benefits for retiring directors, executive officers and corporate auditors	-	869			755
Reserve for Japan Expo expenses	-	-			186
Shareholders' Equity	**692,798**	**635,074**	**57,724**	**9.1**	**593,906**
Paid-in capital	**186,554**	**186,554**	**-**	**-**	**186,554**
Capital surplus	**258,916**	**242,307**	**16,609**	**6.9**	**242,307**
Retained earnings	**221,907**	**229,875**	**(7,968)**	**(3.5)**	**202,358**
Legal reserve	23,128	23,128			23,128
Reserve for dividends	15,000	15,000			15,000
General reserve	176,800	162,300			162,300
Unappropriated retained earnings	6,978	29,446			1,929
Net unrealized holding gain (loss) on securities	**25,607**	**24,600**	**1,007**	**4.1**	**10,650**
Less treasury stock, at cost	**(186)**	**(48,262)**	**48,076**	**-**	**(47,963)**
Total	**1,039,833**	**976,952**	**62,881**	**6.4**	**935,220**

NON-CONSOLIDATED STATEMENTS OF INCOME

	Feb. 1, 2006 – Apr. 30, 2006	Feb. 1, 2005 – Apr. 30, 2005	Difference		Feb. 1, 2005 – Jan. 30, 2006
	Millions of yen	*Millions of yen*	*Millions of yen*	%	*Millions of yen*
Net sales	**197,125**	**198,766**	**(1,641)**	**(0.8)**	**1,145,540**
Construction	152,464	167,476			904,572
Real estate	44,660	31,289			240,967
Cost of sales	**161,729**	**162,322**	**(593)**	**(0.4)**	**917,522**
Construction	124,707	134,551			712,599
Real estate	37,022	27,771			204,922
Gross profit on sales	**35,395**	**36,443**	**(1,048)**	**(2.9)**	**228,018**
Total gross profit from construction	27,757	32,925			191,973
Total gross profit from sales of real estate	7,637	3,517			36,044
Selling, general and administrative expenses	**41,448**	**40,916**	**532**	**1.3**	**168,153**
Operating income	**(6,052)**	**(4,472)**	**(1,580)**	**-**	**59,864**
Non-operating income	**3,490**	**2,804**	**686**	**24.5**	**6,573**
Interest received	2,770	1,882			3,801
Other income	719	921			2,772
Non-operating expense	**500**	**1,018**	**(518)**	**(50.9)**	**3,292**
Interest paid	12	8			39
Interest on bonds	-	70			99
Other expenses	488	940			3,153
Recurring income	**(3,063)**	**(2,687)**	**(376)**	**-**	**63,146**
Extraordinary income	95	396	(301)	(76.1)	5,488
Extraordinary loss	**167**	**184**	**(17)**	**(9.2)**	**12,741**
Income before taxes	**(3,136)**	**(2,475)**	**(661)**	**-**	**55,893**
Income taxes (except enterprise tax)	121	119	2	1.7	890
Deferred income taxes	(2,108)	(1,417)	(691)	-	22,000
Net income (loss)	**(1,149)**	**(1,177)**	**28**	**-**	**33,003**
Retained earning brought forward from the preceding business term	8,128	11,931			11,931
Loss on sales of treasury stock	-	8,824			8,823
Interim dividends	-	-			6,664
Unappropriated retained earnings	**6,978**	**1,929**			**29,446**

SEKISUI HOUSE

SEKISUI HOUSE, LTD.
Tower East,Umeda Sky Building,1-88,
Oyodonaka 1-chome Kita-ku,Osaka JAPAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sekisui House Ltd.
(Registrant)

June 2, 2006

By: Yoshiro Kubota

Yoshiro Kubota
Senior Managing Executive Officer &
General Manager of CS Promoting Headquarters